SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:    Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes ☐ No ☑

CIMATRON LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on October 26, 2004

TO THE SHAREHOLDERS OF CIMATRON LTD. :

You are cordially invited to attend the Company’s Annual General Meeting of Shareholders of Cimatron Limited (the “Company”) to be held at 10:00 A.M., (Israel time), on October 26, 2004, at the Company's offices at, 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.
To reelect five directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company (the “External Directors”) who serve three year terms pursuant to the Israeli Companies Law - 1999 (the “Companies Law ”) and who are therefore not subject to reelection at this Meeting.

2.
To approve an amendment to the Articles of Association so as to allow the Company to enter into indemnification agreements with its directors and officers to the fullest extent permitted under the Companies Law.

3.
To approve and adopt indemnity and exemption agreements in the form to be presented at the Meeting under which the Company undertakes to indemnify and exempt its directors to the fullest extent permitted under the Companies Law (the “Indemnity & Exemption Agreements”).

4.
To approve and adopt a Registration Rights Agreement between the Company and Koonras Technologies Ltd. and DBSI Investments Ltd. (the “Registration Rights Agreement”) in the form to be presented at the Meeting.

5.
To reappoint Brightman Almagor & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2004 and until the next annual shareholders' meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law.

6.
To approve the Company’s 2004 Share Option and Restricted Shares Incentive Plan (the “Plan”) in the form to be presented at the Meeting for the grant of options to purchase up to 240,000 Ordinary Shares under the Plan to directors, employees, consultants and advisors of the Company.

7.
To receive management's report on the business of the Company for the year ended December 31, 2003 and the Company's Consolidated Balance Sheet at December 31, 2003 and the Consolidated Statement of Income for the year then ended.

8.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than twenty-four hours before the meeting.

Shareholders of record at the close of business on September 27, 2004 will be entitled to notice of, and to vote at the meeting.

Thank you for your cooperation.

Very truly yours, By Order of the Board of Directors /s/ Yossi Ben Shalom Yossi Ben Shalom Chairman of the Board of Directors

Date: September 26, 2004

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PROXY STATEMENT

CIMATRON LIMITED
11 Gush Etzion St.
Givat Shmuel
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OCTOBER 26, 2004

The enclosed proxy is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on October 26, 2004, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matter described in the accompanying Notice of Annual Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our ordinary shares, par value New Israeli Shekels 0.10 each, represented thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the ordinary shares represented by an executed proxy will be voted in accordance with the recommendations of our board of directors or management.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about October 4, 2004. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview.

We will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

Only holders of record of our ordinary shares at the close of business on September 27, 2004 are entitled to notice of, and to vote at, the Meeting. At September 22, 2004, 7,835,170 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution. However, abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

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The holders of 33% of our outstanding ordinary shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until November 2, 2004 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

A copy of our 2003 Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2003) is being furnished to Shareholders concurrently herewith.

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PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 22, 2004, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding ordinary shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares
Koonras Technologies Ltd. 21 Ha'arba'ah St. Tel-Aviv, Israel	2,560,360	32.00%

DBSI. Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	2,573,820	32.17%

Arie Feldman 30 Asher Barash St. Herzliya, Israel	626,000	7.82%

All directors and executive officers as a group (11 persons)[1]	5,760,180	71.99%

1 Includes an aggregate of 5,134,180 shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership.

PROPOSAL 1

ELECTION OF DIRECTORS

Our management has nominated the persons named below for re-election our board of directors for a term of one year and until their respective successors are duly elected. The affirmative vote of the holders of a majority of the voting power in our company represented at the Meeting in person or by proxy and voting thereon is necessary for the election of the directors. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted “For ” the election of the nominees listed below. The following nominees who are currently our directors have advised us that they will continue to serve as directors if re-elected.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation
Yossi Ben Shalom	49
Mr. Yossi Ben Shalom is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR) from 1998 through 2000. Prior to that, he served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others. Mr. Ben Shalom holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

Rimon Ben-Shaoul	59
Mr. Rimon Ben-Shaoul has served since February 2001 as Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd. and as a Chairman or member of the boards of various companies of the Polar Investments Group. From June 1997 to February 2001 he served as President and Chief Executive Officer of Clal Industries and Investments Ltd. and served as a member of the board of Clal (Israel) Ltd. and on the board of several of its subsidiaries. From 1985 to June 1997, he served as President and Chief Executive Officer of Clal Insurance Company Ltd., as a member of its board and as Chairman or a member of the board of several of its subsidiaries. Mr. Ben-Shaoul holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

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Barak Dotan	36
Mr. Barak Dotan is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA)and later managed private investments in high-tech and other areas. Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor’s degree in computer science and business administration.

Kenny Lalo	46
Mr. Kenny Lalo has served since 2001 as Vice President of Koonras Technologies Ltd. and as a member of the board of several of its affiliates. Mr. Lalo has acted in the capacity of "of-counsel" to the law firm of Eitan, Pearl, Latzer & Cohen-Zedek since 2001. From 1993 to 2001, he served as general counsel and later as Vice President of Clal Industries and Investments Ltd. and as a member of the board of several of its affiliates. From 1986 to 1992, Mr. Lalo was an attorney in Maryland, USA. Mr. Lalo holds an LL.B. from Tel Aviv University, an M.C.L. from Georgetown University and a master’s degree in business administration from Northwestern University, Chicago.

David Golan	63
David Golan has been a director on our board since 1992 and is a former chairman of our board. Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings' investments, not including ZCT. From March 1997 to May 1998, he was the Chief Executive Officer of Zeevi Holdings Ltd. From 1992 to March 1997, he was Executive Vice President of Zeevi Holdings. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistic from Hebrew University in Jerusalem and a master's degree in business administration from New York University.

The shareholders of the Company will be requested to adopt the following resolution:

RESOLVED, to approve the appointment of Yossi Ben Shalom, Rimon Ben-Shaoul, Barak Dotan, Kenny Lalo and David Golan as directors of the Company for a term of one year and until their respective successors are duly elected.

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The Israel Companies Law - 1999 (the “Companies Law”) requires publicly held Israeli companies to appoint at least two external directors who are to each serve a term of three years. Ms. Ofra Brown and Ms. Ophira Rosolio-Aharonson, were appointed as our external directors on April 3, 2002 and are therefore not subject to reelection at this Meeting. Certain information concerning Ms. Brown and Ms. Rosolio-Aharonson is set forth below:

Ofra Brown	50
Ms. Brown currently serves as the Chief Financial Officer of VIZRT Ltd., a public company traded on the German Stock Exchange in Frankfurt, Germany. Ms. Brown also serves on the board of directors of Investec Underwriting and Consulting (Israel) Ltd. From 1999 to 2001, Ms. Brown served as the Chief Financial Officer of BVR Technologies Ltd., a company publicly traded on the NASDAQ. From 1978 through 1998 Ms. Brown served as the Credit Manager for Electronic and Hi-Tech Industries - Industrial Development Bank of Israel Ltd. Ms. Brown holds a bachelor’s degree in economics from Tel Aviv University and a master’s degree in business administration from City University of Seattle.

Ophira Rosolio- Aharonson	54
Ms. Rosolio-Aharonson currently serves as the Chief Executive Officer of Seagull Tech Ventures Ltd., and serves as an active executive director at several private hi-tech companies and publicly traded companies on NASDAQ, EASDAQ and the Tel Aviv Stock Exchange. From 1990 to 1999, Ms. Rosolio-Aharonson served as the Chief Executive Officer of Seagull Tech, Inc. and Terra Computers Inc. From 1980 through 1989, Ms. Rosolio-Aharonson held several senior positions at Clal Ltd., a company publicly traded on the Tel Aviv Stock Exchange, Israel, including director, Chief Executive Officer, Chief Operations Officer and Vice President of Sales and Marketing of Clal Ltd.’s subsidiaries. Ms. Rosolio-Aharonson holds a bachelor of science degree in applied mathematics and physics from the Technion, Israel Institute of Technology (the “Technion”) and a master’s degree in business administration from Tel Aviv University.

Any shareholder communication regarding director nominees should be directed to Eli Gendler, Vice President of Finance and Chief Financial Officer, 11 Gush Etzion St., Givat Shmuel, Israel.

Our articles of association specify that the number of directors on our board will be at least two but not more than fifteen.

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PROPOSAL 2
TO APPROVE AN AMENDMENT TO THE ARTICLES OF ASSOCIATION

The predecessor to the Companies Law, the Israeli Companies Ordinance - 1983 did not allow companies to undertake to indemnify directors and executive officers in advance. However, the Companies Law, which substantially superseded the Companies Ordinance in 2000, does enable companies to undertake to indemnify directors and executive officers in advance, provided that their articles of association so provide and that any such undertaking is limited to those types of events which, in the opinion of the board of directors of the company, is foreseeable at the time at which the undertaking is given. In addition, the Companies Law requires that any such undertaking to indemnify not exceed the amount determined by the board of directors of the company to be reasonable under the circumstances. Furthermore, if so provided in a company’s articles of association, the Companies Law permits companies to indemnify directors and executive officers retroactively, as was allowed under the Companies Ordinance.

Under the Companies Law, as opposed to the Companies Ordinance, a company may also indemnify (or undertake to indemnify) a director or executive officer in respect of any reasonable litigation expenses, including attorneys’ fees, expended by the director or executive officer or charged to him or her by a court in defending a criminal charge in which the director or executive officer was convicted of an offense that does not require proof of criminal intent, in respect of an act performed in his or her capacity as a director or executive officer.

We have not yet amended our Articles to take advantage of the changes regarding indemnification of directors and executive officers implemented by the Companies Law, and therefore we are still not allowed to undertake to indemnify a director or executive officer in advance nor to indemnify a director or executive officer in the other situations described above in which the Companies Law allows for companies to indemnify directors and executive officers.

Given the challenge of attracting and retaining qualified directors and executive officers in today’s regulatory climate, our board of directors recommends that the shareholders approve an amendment to our articles of association, so as to allow us to enter into indemnification agreements with our current and future directors and executive officers to the fullest extent permitted under the Companies Law.

Therefore, it is proposed that the following special resolution be adopted at the Meeting:

"RESOLVED, that Article 122 of the current Articles of Association be deleted and replaced in its entirety with the following:

122.	Insurance, Indemnity & Exemption from Duty of Care

122.1.
For purposes of these Articles, the term "Office Holder" shall mean every Director and every officer of the Company, and including, without limitation, each of the persons defined in Section 1 of the Companies Law and any other applicable law.

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122.2.
Subject to all provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Board of Directors may resolve in advance to exempt an Office Holder from all or part of such Officer Holder's responsibility or liability for damages caused to the Company due to any breach of such Office Holders duty of care towards the Company.

122.3.
Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any liability that may be imposed such Office Holder in connection with an act (including omission) performed by such Officer Holder in such Office Holder's capacity as an Officer Holder of the Company, with respect to each of the following:

122.3.1.	Violation of the duty of care of the Office Holder towards the Company or towards another person;

122.3.2.
a breach of his fiduciary duty towards the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the action or inaction in question would not be detrimental the interests of the Company;

122.3.3.	a financial obligation imposed on the Officer Holder for the benefit of another person in respect of an act or omission performed in his capacity as an Office Holder.

In the event of loss arising from a covered claim for which payment is due under the provisions of the above mentioned insurance, then the order of payments under such insurance shall be as follows:

first, pay loss of an insured Office Holder for which coverage is provided; then, only after payment of loss has been made to the Office Holder, with respect to whatever remaining amount of the limit of liability is available after such payment, pay to the Company any remaining amount due under the insurance cover for any securities claims.

122.4.
Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may undertake in advance to indemnify any Office Holder to fullest extent permitted by the Companies Law. In addition, subject to the provisions of the Companies Law, the Board of Directors may resolve retroactively to indemnify an Office Holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such Office Holder in such Office Holder's capacity as an Office Holder of the Company:

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122.4.1.
a monetary liability imposed on an Officer Holder pursuant to a court judgment in favor of another person, including a compromise judgment given as a result of a settlement or an arbitrator's award confirmed by a court;

122.4.2.
reasonable litigation expenses, including attorney's fees, expended by an Office Holder or charged to him by a court in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal prosecution in which the Officer Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

122.5.
The Company may resolve and undertake in advance to indemnify the Company's Office Holders provided that an advance undertaking to indemnify shall be limited to those categories of events, and to such amounts, as the Board of Directors may, at the time of the giving of such undertaking to indemnify, in its opinion deem to be reasonable under the circumstances.

122.6.	Exceptions; Additional provisions

Articles 122.1, 122.2, 112.3, 122.4 and 112.5 shall not apply under any of the following circumstances:

122.6.1.
a breach of an Office Holder's fiduciary duty, in which the Office Holder did not act in good faith and with reasonable grounds to assume that the action in question was not detrimental to the interests of the Company;

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122.6.2.	a grossly negligent or intentional violation of an Office Holder's duty of care;

122.6.3.	a reckless act by an Office Holder in which such Office Holder intended to reap a personal gain illegally; and

122.6.4.	a fine or ransom levied on an Office Holder.

122.7.
The provisions of Articles 122.1 up to 122.5 above are not intended, and shall not be construed, to limit the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law, provided, however, that any such insurance or indemnification is made in accordance with the provisions of these Articles and the Companies Law.

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the special resolution to adopt the proposed amendment to our articles of association. Consequently, only ordinary shares that are voted in favor of the amendment will be counted toward their achievement of a majority. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted “For” a pproval of the amendment to the articles of association. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for the amendment (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR the amendment of our current Articles of Association so as to allow us to enter into indemnification and exemption agreements with our directors and officers to the fullest extent permitted under the Israeli Companies Law.

PROPOSAL 3: APPROVAL OF INDEMNIFICATION AND EXEMPTION AGREEMENT

The Companies Law permits us to enter into agreements to indemnify our directors and executive officers for liabilities that they may incur in their capacity as such, provided our articles of association allow for such indemnification. The Companies Law also permits us to release, in advance, directors and executive officers from liability to us for damage arising from the breach of the director or executive officer’s duty of care to us. Subject to shareholder approval of the resolution put forth in Proposal 2 above, we propose to enter into indemnification and exemption agreements with all of our directors pursuant to which we undertake to indemnify our directors and executive officers to the fullest extent permitted under the Companies Law and to, subject to the provisions of the Companies Law, release, in advance, our directors and executive officers from liability to the Company for damage arising from the breach of their respective duty of care to us. Under the Companies Law, entering into an agreement that provides for indemnification of a director requires shareholder approval.

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In order to approve a transaction in which a controlling shareholder has a personal interest, the Companies Law requires, in addition to the approval of a company’s audit committee and board of directors, the affirmative vote of a majority of the shareholders represented at a shareholders’ meeting and actually voting on the resolution to approve such transaction, provided that: (a) at least one-third (1/3) of the shares of those voting in person or by proxy at the meeting in favor of approval of the transaction do not have a personal interest in the subject matter of the proposed resolution; or (b) the total number of votes against the approval of the resolution voted by shareholders who do not have a personal interest, does not exceed one percent (1%) of the total voting rights in the company. These special approval requirements apply to the proposed entry into agreements providing for the indemnification and exemption of certain of our directors who are affiliated with shareholders holding over 25% of our outstanding ordinary shares. Only ordinary shares that are voted in favor of the agreements will be counted toward the achievement of the requisite majority. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted “For” approval of the indemnification agreements with our directors. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for the amendment (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

Our Audit Committee and the Board of Directors recommend a vote FOR approval of indemnification and exemption agreements with our directors to the fullest extent permitted under the Companies Law.

It is proposed that the following Resolution be adopted at the Meeting:

"RESOLVED, to approve and authorize the indemnification and exemption agreements between the Company and each of its directors, and to authorize and empower the Chairman of the Board of Directors to sign, execute and enter on behalf of the Company into all such agreements with the directors of the Company."

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PROPOSAL 4

PROPOSAL TO APPROVE A REGISTRATION RIGHTS AGREEMENTS BETWEEN THE COMPANY AND ITS MAJOR SHAREHOLDERS

Our two major shareholders acquired their ordinary shares in our company from Zeevi Computers and Technology Ltd. in February 2002. Those shareholders were not granted any registration rights as part of their acquisition of those shares. However, we consider it to be in our best interest to grant these shareholders standard registration rights so as to facilitate the liquidity of our stock and the maintenance of an orderly trading market in our stock. Accordingly, we are proposing to grant to Koonras Technologies Ltd. and DBSI Investments Ltd., (each one a “Holder”) certain registration rights, as follows:

Demand Registration

The Holders, together, and pro-rata between themselves, will be entitled to up to two demand registrations on Form F-1 (or an equivalent form) promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), at the Company’s expense, provided that the anticipated aggregate offering price for the shares  to be registered, net of any underwriting discounts and commissions, shall exceed US$1,000,000.

Notwithstanding the foregoing, we are not required to effect a demand registration during the period starting with the date of filing of, and ending on the date one hundred eighty (180) days following the effective date of, a registration statement pertaining to our securities.

F-3 (Shelf) Demand Registration

The Holders, together, and pro-rata between themselves, shall have the right to require us to effect up to four F-3 registrations, including for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering for resale from time to time by the Holders of all of their shares (the “ Shelf Registration Statement”), but no more than two such registrations in any 12 month period, in each case, at the Company’s expense, provided, however, that we are not required to bear the cost of more than one counsel for the Holders.

We are required to use our best efforts to (a) cause the Shelf Registration Statement to be declared effective under the Securities Act within three months after the “demand” is made and (b) keep such Shelf Registration Statement continuously effective under the Securities Act until the expiration of five (5) years from the date that a Shelf Registration Statement is declared effective by the United States Securities and Exchange Commission.

Piggyback Registration

If (but without any obligation to do so) we propose to register for our own account any of our capital stock or other securities under the Securities Act in connection with a public offering of such securities solely for cash (subject to certain exceptions, such as the registration of employees options), then the Holders shall be entitled to include their shares in such registration.

The underwriter of any such offering by us shall have the right to reduce the number of shares proposed to be registered in light of market conditions, and in such event (a) the capital stock that we propose to register shall have first priority for inclusion in the relevant registration statement, and following our priority, (b) the Holders requesting to be included in such registration shall have priority (pro rata among them) to have their shares included in such registration, before any other shares are included.

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Underwritten Offering

In the event that any “demand” shall involve, in whole or in part, an underwritten offering, the majority of the Holders shall have the right to designate an internationally recognized underwriter(s) as the lead or managing underwriter(s) of such underwritten offering, provided that any such underwriter shall be acceptable to us.

The underwriter shall have the right to reduce the number of shares proposed to be registered in light of market conditions, and in such event the Holders requesting to be included in such registration shall have priority (pro rata among them) to have their shares included in such registration, before any other shares are included.

Indemnification

To the extent permitted by law, we will indemnify and hold harmless each Holder, its affiliates, the partners, officers, directors and shareholders of each Holder, legal counsel and accountants for each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”) by us: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by us of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement.

Registrable Securities

The securities as to which the Holders are entitled to registration rights (“Registrable Securities”) include all Company ordinary shares owned of record now or in the future by the Holders, and any and all securities issued or issuable with respect thereto upon any stock split or stock dividend, or into which such ordinary shares have been or may be converted to or exchanged into in connection with any merger, consolidation, recapitalization or similar event, until the earliest of (i) its effective registration under the Securities Act and resale in accordance with the registration statement covering it, or (ii) or its sale to the public pursuant to Rule 144 under the Securities Act..

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Assignment

Registration rights will be freely transferable or assignable along with the shares held by the Holders to any transferee or assignee that acquires at least 100,000 Registrable Securities (as adjusted for stock splits, combinations and other recapitalization events); provided, however, (i) the transferor shall, within ten (10) days after such transfer, furnish to us written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, and (ii) such transferee shall agree to be subject to all provisions and restrictions set forth in the Registration Rights Agreement.

In order to approve a transaction in which a controlling shareholder has a personal interest, Israeli law requires, in addition to the approval of a company’s audit committee and board of directors, the affirmative vote of a majority of the shareholders represented at a shareholders’ meeting and actually voting on the resolution to approve such transaction, provided that: (a) at least one-third (1/3) of the shares of those voting in person or by proxy at the meeting in favor of approval of the transaction do not have a personal interest in the subject matter of the proposed resolution; or (b) the total number of votes against the approval of the resolution voted by shareholders who do not have a personal interest, does not exceed one percent (1%) of the total voting rights in the company. These special approval requirements apply to the proposed entry into a Registration Rights Agreement with shareholders holding over 25% of our outstanding ordinary shares. Consequently, only ordinary shares that are voted in favor of the amendment will be counted toward their achievement of the requisite majority. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted “For” approval of the Registration Rights Agreement with the Holders. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for the amendment (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

Our Audit Committee and the Board of Directors recommend a vote FOR approval of the Registration Rights Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd.

It is proposed that the following Resolution be adopted at the Meeting:

"RESOLVED, to grant to Koonras Technologies Ltd. and DBSI Investments Ltd. the registration rights described above and to enter into a detailed Registration Rights Agreement between the Company and each of the specified shareholders, and to authorize and empower the Board of Directors of the Company to sign, execute and enter on behalf of the Company into all such detailed agreements with Koonras Technologies Ltd . and DBSI Investments Ltd. based on the principles detailed in this Proxy Statement "

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PROPOSAL 5

RE-APPOINTMENT OF AUDITORS

The Audit Committee of the Board of Directors and the Board of Directors has authorized the re-appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2004 and for the period until the next annual shareholders meeting. The Audit Committee of our Board of Directors and the Board of Directors believe that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Board of Directors to fix such auditor’s remuneration. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted “For” the reappointment of Brightman Almagor & Co. as our independent certified public accountant and the authorization of the Board of Directors to fix such auditor’s remuneration.

The fees paid to Brightman Almagor & Co. for the year 2003 audit services were $38,000 and for the year 2003 tax services were $3,000. In the year ending December 31, 2003 no other non-audit services were provided to us by Brightman Almagor.

The Audit Committee of the Board of Directors recommends that the shareholders vote FOR the re-appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2004 and until the next annual shareholders meeting, and for the authorization of the Board of Directors to fix such auditor’s remuneration.

It is proposed that the following Resolution be adopted at the Meeting:

 “RESOLVED that the re-appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tobmatsu International) as the independent public accountant of the Company for the year ending December 31, 2004 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved.”

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PROPOSAL 6

APPROVAL OF THE COMPANY’S 2004 SHARE OPTION AND RESTRICTED SHARE INCENTIVE PLAN AND THE RESERVATION OF 240,000 ORDINARY SHARES FOR THE GRANT OF OPTIONS UNDER THE PLAN.

We propose to adopt the Cimatron Limited 2004 Share Option and Restricted Shares Incentive Plan (the “Plan”), in substantially the form presented to the Meeting, in order to enable selected directors, employees, consultants and advisors of the Company to acquire a proprietary interest in us and thereby provide them an incentive to increase their efforts on our behalf and to promote the success of our business.

In order to allow for the granting of options and other awards under the Plan, we are seeking shareholder approval of the Plan as well as the reservation of 240,000 ordinary shares for the grant of options under the Plan. Options granted under the Plan will be granted from shares reserved for the grant of options under the Plan.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed Resolutions) will be voted for the approval of the Plan and the reservation of 240,000 ordinary shares for the grant of options under the Plan.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Plan and the reservation of shares thereunder. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted “For” the approval of the Plan and the reservation of shares thereunder. Ordinary shares present at the Meeting that are not voted for the proposed approvals and also are not voted against them or ordinary shares present by proxy where the shareholder properly withheld authority to vote for the proposed approvals (including broker non-votes) will not be counted toward the achievement of a majority.

The Board of Directors recommends a vote FOR (i) the approval of the Plan, and (ii) the authorization and approval of the reservation of 240,000 ordinary shares for the grant of options under the Plan.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED, to approve the Company’s 2004 Share Option and Restricted Shares Incentive Plan (the “Plan”) and to authorize the Board to grant options under the Plan from shares reserved for the grant of Options under the Plan to directors, employees, consultants and advisors of the Company.

RESOLVED, to approve the reservation of 240,000 Ordinary Shares, par value NIS 0.10 each, of the Company for the grant of options under the Plan to directors, employees, consultants and advisors of the Company.”

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It is important that your proxy be returned promptly by mail. The proxy may be revoked at any time by you before it is exercised. If you attend the Meeting in person, you may withdraw any proxy and vote your own Ordinary Shares.

/s/ Yossi Ben Shalom By Order of the Board of Directors Yossi Ben Shalom CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel
Date: September 26, 2004

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Eli Gendler Eli Gendler Chief Financial Officer

Dated: September 27, 2004